

December 30, 2010

Mr. Avraham Dan, Managing Director
ICTS International, N.V.
Biesbosch 225
1181JC Amstelveen, The Netherlands

> **Re:** **ICTS International, N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-28542**

Dear Mr. Dan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Controls and Procedures, page 66

Management's report on internal control over financial reporting

1.   We note your disclosure that management has based their assessment of your internal control over financial reporting "in a scope that includes the significant subsidiaries i.e. ISEC International Security B.V, Procheck International BV, I-SEC Netherlands BV, I-SEC France, I-SEC Japan and Huntleigh Corp USA; collectively "Subsidiaries"." Based on this description of the scope of your management's assessment of your internal control over financial reporting, it appears certain of your consolidated subsidiaries have been excluded from the assessment. Please explain to us in detail how your management's assessment of your internal control over financial reporting meets the requirements of the Sarbanes-Oxley Act. Refer to our Release No. 33-8328 available on our website at http://sec.gov/rules/final/33-8238.htm and the Staff's Guidance "Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised September 24, 2007)"

available on our website at http://sec.gov/info/accountants/controlfaq.htm. We may have further comment after reviewing your response.

Consolidated Financial Statements, page F-1

Note 3 – Discontinued Operations, page F-18

2.   We note your disclosure on page F-19 that you recorded $1,156,000 of income from discontinued operations in fiscal 2009 related to the write-off of unpaid vendor obligations which were eliminated. We further note your disclosure in Note 15 on pages F-34 and F-35 that you wrote-off these unpaid vendor obligations based on management's assessment that payments are unlikely. Considering these unpaid vendor obligations were decided in arbitration proceedings and affirmed upon appeal, please explain to us your legal and accounting basis for concluding that these liabilities have been extinguished and should be derecognized. Please refer to the guidance in ASC 405-20-40.

Note 12 – Income Taxes, page F-26

3.   You disclose on page F-29 that the Internal Revenue Service assessed an income tax liability, including penalties, of approximately $7.3 million related to an ongoing tax examination. Although you further disclose that you have included a provision in your financial statements which you consider adequate to cover the potential liability related to the assessment, you do not quantify the amount of the provision. Please tell us and disclose in future filings the amount reserved for your IRS tax examination. If the reserve is less than the amount assessed by the IRS, please tell us why you believe the amount reserved is appropriate.

Certifications

4.   We note that you have included the titles of Mr. Dan, your Managing Director, and Mr. Raich, your Chief Financial Officer, in the introductory paragraph of the certifications provided in Exhibit 12.1 and that you have filed one certification for both certifying officers.   In future filings, please eliminate such titles from the introductory paragraph of the certifications and file separate certifications for each certifying officer. Please also indicate under each certifying officer's signature the capacity in which such individual is signing the certification. Specifically, in future filings you should identify the individual who is signing the form as your principal executive officer and the individual who is signing the form as your principal financial officer and principal accounting officer in addition to providing the titles of these individuals under their signatures. Please refer to the Instructions as to Exhibits to Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer K. Thompson
Branch Chief